================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of February, 2006

                          GRUPO IUSACELL, S.A. de C.V.
                 -----------------------------------------------
                 (Translation of registrant's name into English)

                                Montes Urales 460
                Col. Lomas de Chapultepec, Deleg. Miguel Hidalgo
                               11000, Mexico D.F.


                     ---------------------------------------
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will fill annual reports under cover of Form 20-F or Form 40-F:

                           Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3-2(b) under the Securities and Exchange Act of 1934.

                                 Yes [ ] No [X]

================================================================================

Documents Furnished By the Registrant

1. Press Release of the Registrant dated February 24, 2006

                                   SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                    GRUPO IUSACELL, S.A. DE C.V.

Date: February 24, 2006

                                                           /s/
                                                           ---------------------
                                                    Name:  Fernando Cabrera
                                                    Title: Attorney in fact

                                                           /s/
                                                           ---------------------
                                                    Name:  Jose Luis Riera
                                                    Title: Attorney in fact

                  IUSACELL REPORTS FOURTH QUARTER 2005 RESULTS

                       - EBITDA INCREASES 126% DURING 2005

           - NET INCOME OF PS $143 MILLION DURING 4TH QUARTER 2005

    MEXICO CITY, Feb. 24 /PRNewswire-FirstCall/ -- Grupo Iusacell, S.A. de C.V. (BMV: CEL) reported an increase of 30% in revenues for the fourth quarter of 2005 and of 26% for the twelve months of 2005.

    For the fourth quarter 2005, the Company recorded an operating income before depreciation and amortization of Ps $269 million, compared with an operating loss before depreciation and amortization of Ps $25 million for the fourth quarter of 2004. For 2005, Iusacell recorded an operating income before depreciation and amortization of Ps $1,039 million, which represented an increase of 126% compared to the same period of 2004.

    Iusacell recorded a net income for the quarter for the first time since the second quarter of 2001. Iusacell recorded a net income of Ps $143 million for the fourth quarter of 2005 compared to a net loss of Ps $375 million recorded during the same period of 2004.

    Recent Events

    Iusacell reaches an agreement to Restructure its Debt.
    On January 23, 2006, Grupo Iusacell, S.A. de C.V. and its main operating subsidiary Grupo Iusacell Celular, S.A. de C.V. announced that they have reached an agreement in principle with the majority of their respective creditors to restructure their indebtedness.

    Grupo Iusacell, S.A. de C.V.

    Iusacell reached an agreement in principle with creditors representing a majority of the principal amount of its US$350 million 14.25% notes due in 2006 to exchange such notes for new notes.

    The new notes to be issued in exchange for the existing notes will be in a principal amount of US$175 million and will bear interest at an annual rate of 10% with semi-annual interest payments in arrears (with Iusacell having the option to capitalize up to 40% of each interest payment).

    Iusacell is planning to launch the exchange offer and consent solicitation on or before March 15, 2006. All existing notes tendered in the exchange offer will be cancelled upon the consummation of the transaction, and past due interest on the tendered existing notes will be forgiven. At December 31, 2005, the past due interest was approximately US$150 million.

    Grupo Iusacell Celular, S.A. de C.V.

    Grupo Iusacell Celular, S.A. de C.V. reached an agreement in principle with creditors representing the majority of its secured debt also involving an exchange of the existing secured debt.

    The agreement in principle contemplates that the US$190 million Existing Tranche A loan be exchanged for US$190 million new first lien notes. Main terms of the new first lien notes would include a first lien on substantially all of Iusacell Celular's assets, in the terms and conditions of the existing lien, with interest at Libor + 400 basis points, payable quarterly, and final maturity 2010.

    Further, under this agreement the US$76 million Existing Tranche B loan and USD$150 million existing senior notes would be exchanged for approximately $203 million of new second lien notes. Main terms of the new second lien notes include a second lien on substantially all of the assets of Iusacell Celular, under the terms and conditions of the existing lien, interest at 10% per annum with semi-annual payments (the Company will have the option to capitalize up to 30% of each interest payment), and maturity in 2011. All existing senior notes tendered in the exchange offer will be cancelled upon the consummation of the transaction, and past due interest on the existing senior notes, which was approximately US$44 million as of December 31, 2005, will be forgiven.

    The New Notes, the New First Lien Notes and the New Second Lien Notes will be issued pursuant to an exemption from the registration requirements of the Securities Act of 1933. The exchange offers may be consummated as voluntary exchanges or through any other legal means available to the Company and Iusacell Celular, under applicable insolvency and business reorganization laws.

    Bank of New York concluded the sale of the Company's shares corresponding to the ADRs of Iusacell.

    On December 15, 2005, Iusacell reported that The Bank of New York (BoNY) concluded the sale on the Mexican Stock Exchange (BMV) of the Company's shares underlying the American Depositary Receipts (ADRs) that were not exchanged by shareholders within the period of time established, as part of the process of termination of the Company's ADR program in the U.S.

    As previously explained in press releases issued by the Company, ADR holders had 60 days - from September 20 through November 20, 2005 -- to exchange ADRs for shares traded on the BMV. As of November 21, 2005, BoNY started selling the shares corresponding to ADRs that were not exchanged. The period for the sale of shares by BoNY has concluded, and there are no remaining shares corresponding to ADRs exchanged in the 60-day period.

    Consolidated Financial Results
    Revenues

    Revenues in the fourth quarter of 2005 grew 30% to Ps $1,740 million, compared to Ps $1,338 million in the same period 2004. For the twelve months of 2005, revenues increased 26% to Ps $6,122 million compared to Ps $4,862 million recorded in the same period last year. The increase is primarily due to growth in postpaid revenues mainly due to an increase in the subscriber base, as well as higher revenues from value added services. Grupo Iusacell closed the fourth quarter of 2005 with 1.80 million subscribers.

    Costs and Expenses

    During the quarter, total costs increased 7% to Ps $1,048 million compared to Ps $976 million recorded in the fourth quarter of 2004. Operating expenses increased 9% to Ps $424 million compared to Ps $387 million recorded in the fourth quarter the prior year. When comparing twelve-month figures, the Company recorded a 9% increase in total cost to Ps $3,382 million for 2005 from Ps $3,093 million for 2004 as well as a 30% increase in operating expenses to Ps $1,700 million for 2005 from Ps $1,309 million for 2004.

    The increase in total costs, for the quarter of 2005 as compared to the same period in 2004 is primarily due to an increase in interconnection and technical expenses offset in part by a decrease in handset subsidy costs.

    The increase in operating expenses for the quarter of 2005 as compared to the same period in 2004, mainly reflects an increases in personnel expenses due to an increase in the number of full-time and part-time employees, the creation of regional sales and customer care structures in line with our strategy of providing the best service to our clients, and an increase in professional fees mainly related with the debt restructure.

    Operating income before depreciation and amortization

    Iusacell recorded an operating income before depreciation and amortization during the fourth quarter of 2005 of Ps $269 million, compared to Ps $25 million of operating loss before depreciation and amortization recorded in the same period the preceding year. When comparing twelve-month figures, the Company recorded an increase in operating income before depreciation and amortization of 126% to Ps $1,039 million for 2005 compared to Ps $461 million for 2004 the prior.

    Net Income

    Iusacell recorded a net income of Ps$143 million during the fourth quarter of 2005, reverting the net loss of Ps$375 million recorded in the same period the preceding year. This increase is due mainly to the increase in operating income before depreciation and amortization described above, as well as an increase in gain from monetary position. When comparing twelve-month figures, the Company recorded a reduction in net loss of 66% to Ps$706 million for 2005 as compared to Ps$2,055 million for 2004.

    CAPEX

    In the fourth quarter of 2005, the Company invested approximately US$16 million, mainly for the expansion of coverage and capacity of Iusacell's 3-G network and EV-DO (Evolution Data Only) services. For the full year Iusacell invested approximately US$64 million.

    About Iusacell

    Grupo Iusacell, S.A. de C.V. (Iusacell, BMV: CEL) is a wireless cellular and PCS service provider in Mexico with a national footprint. Independent of the negotiations towards the restructuring of its debt, Iusacell reinforces its commitment with customers, employees and suppliers and guarantees the highest quality standards in its daily operations offering more and better voice communication and data services through state-of-the-art technology, such as its new 3G network, throughout all of the regions in which it operate.

    Legal Disclaimer

    Grupo Iusacell, S.A. de C.V. quarterly reports and all other written materials may from time to time contain statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. For those statements, the Company claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. A discussion of factors that may affect future results is contained in our filings with the Securities and Exchange Commission.

    Attached are the Consolidated Income Statements of each of Grupo Iusacell, S.A. de C.V. and Grupo Iusacell Celular, S.A. de C.V. for the three-month and twelve-month periods ended December 31, 2005, and the Consolidated Balance Sheet of Grupo Iusacell, S.A. de C.V. and Grupo Iusacell Celular, S.A. de C.V. at December 31, 2005.

    Contacts:
    Jose Luis Riera K.                   J. Victor Ferrer V.
    Chief Financial Officer              Finance Manager
    Grupo Iusacell S.A. de C.V.          Grupo Iusacell S.A. de C.V.
    +52 (55) 5109-5927                   +52 (55) 5109-5273
                                         vferrer@iusacell.com.mx

                        GRUPO IUSACELL, S.A. DE C.V. AND
                                  SUBSIDIARIES
                    MILLIONS OF MEXICAN PESOS OF DECEMBER 31,
                              2005 PURCHASING POWER
                               (UNAUDITED FIGURES)

                                          4Q04                      4Q05                   Change
                                 ---------------------     ---------------------    --------------------
   QUARTERLY INCOME STATEMENT
Gross Revenues                        106%       1,420          105%       1,833         413          29%
Commissions                            (6)%        (83)          (5)%        (93)        (10)        (12)%
Net Revenues                          100%       1,338          100%       1,740         403          30%

Cost of services                       51%         685           46%         793         108          16%
Handset Subsidy                        22%         291           15%         255         (36)        (12)%
Total Cost                             73%         976           60%       1,048          72           7%

Gross Profit                           27%         362           40%         692         330          91%

Operating Expenses                     29%         387           24%         424          37           9%
Depreciation and
 Amortization                          35%         469           23%         401         (68)        (14)%
Total Expenses                         64%         856           47%         825         (31)         (4)%

Operating Loss                        (37)%       (494)          (8)%       (133)        362          73%

Operating Profit before
 Depreciation and
 Amortization                          (2)%        (25)          15%         269         294        n.m.

Loss from sale of fixed
 assets and other
 expenses                               4%          52            1%          10         (42)        (81)%

Comprehensive Financing
 Cost
     Interest Expense -
      Net                             (22)%       (299)         (17)%       (289)         10           3%
     Exchange gain (loss)              18%         238           11%         189         (49)        (21)%
     Gain from net
      monetary position                10%         129           19%         337         207         161%
                                        5%          68           14%         237         168        n.m.

Loss before taxes                     (28)%       (374)           7%         114         488         130%

Tax Provisions                          1%          16            1%          17           2          10%

Equity in income (loss)
 of subsidiaries                       (1)%        (14)           0%          --          14        n.a.

Extraordinary item                     (0)%         (6)           0%          --           6        n.a.

Minority interest                       0%           3            1%          12           9        n.m.

Net income (loss)                     (28)%       (375)           8%         143         517         138%

                       GRUPO IUSACELL, S.A. DE C.V. AND
                                  SUBSIDIARIES
                    MILLIONS OF MEXICAN PESOS OF DECEMBER 31,
                              2005 PURCHASING POWER
                               (UNAUDITED FIGURES)

                                         12M04                     12M05                   Change
                                 ---------------------     ---------------------     --------------------
ACCUMULATED INCOME STATEMENT
Gross Revenues                        107%       5,188          106%       6,507       1,319           25%
Commissions                            (7)%       (326)          (6)%       (385)        (59)         (18)%
Net Revenues                          100%       4,862          100%       6,122       1,260           26%

Cost of services                       45%       2,197           45%       2,729         532           24%
Handset Subsidy                        18%         896           11%         654        (243)         (27)%
Total Cost                             64%       3,093           55%       3,382         289            9%

Gross Profit                           36%       1,770           45%       2,740         970           55%

Operating Expenses                     27%       1,309           28%       1,700         392           30%
Depreciation and
 Amortization                          42%       2,027           26%       1,567        (460)         (23)%
Total Expenses                         69%       3,336           53%       3,267         (68)          (2)%

Operating Loss                        (32)%     (1,566)          (9)%       (528)      1,039           66%

Operating Profit before
 Depreciation and
 Amortization                           9%         461           17%       1,039         579          126%

Loss from sale of fixed
 assets and other
 expenses                               4%         203           (1)%        (33)       (236)        (116)%

Comprehensive Financing
 Cost
     Interest Expense -
      Net                             (23)%     (1,119)         (18)%     (1,122)         (3)          (0)%
     Exchange gain (loss)               1%          72            9%         574         502         n.m.
     Gain from net
      monetary position                10%         482            7%         450         (32)          (7)%
                                      (12)%       (565)          (2)%        (98)        467           83%

Loss before taxes                     (40)%     (1,928)         (11)%       (659)      1,269           66%

Tax Provisions                         (3)%       (161)          (1)%        (55)        106           66%

Equity in income (loss)
 of subsidiaries                       (0)%        (14)           0%          --          14         n.a.

Extraordinary item                      1%          42            0%          --         (42)        n.a.

Minority interest                       0%           5            0%           8           2           44%
                                                    --

Net loss                              (42)%     (2,055)         (12)%       (706)      1,350           66%

                        GRUPO IUSACELL, S.A. DE C.V. AND
                                  SUBSIDIARIES
                    MILLIONS OF MEXICAN PESOS OF DECEMBER 31,
                              2005 PURCHASING POWER
                               (UNAUDITED FIGURES)

                                         12M04                     12M05                    Change
                                 ---------------------     ---------------------     ---------------------
Cash and cash
 equivalents                            4            0%          40            0%          35         n.m.
Customers                             350            3%         312            3%         (38)         (11)%
Due from related
 parties                               43            0%         178            2%         135         n.m.
Advanced payments and
 other receivables                    325            3%         297            3%         (28)          (9)%
Unamortized handset
 subsidy                               --            0%         441            4%         441          100%
Inventories                           340            3%          59            1%        (281)         (83)%

Current assets                      1,062            9%       1,326           12%         264         n.m.

Fixed assets                        7,308           64%       6,289           58%      (1,019)         (14)%
Goodwill - Net                      1,856           16%       1,856           17%          --            0%
Other assets                        1,112           10%       1,353           13%         241           22%
                                                                                           --            0%

Total assets                       11,338          100%      10,824          100%        (514)          (5)%

Short-term debt                     9,128           81%       8,406           78%        (722)          (8)%
Accrued interest                    1,685           15%       2,331           22%         646           38%

Short-term liabilities
 with financial cost               10,813           95%      10,737           99%         (76)          (1)%

Suppliers                             340            3%         431            4%          91           27%
Related parties                       365            3%         324            3%         (40)         (11)%
Unaccrued air time                    161            1%         117            1%         (45)         (28)%
Accumulated expenses
 and other payables                   819            7%         999            9%         179           22%

Short-term liabilities
 without financial cost             1,686           15%       1,871           17%         185           11%

SHORT-TERM LIABILITIES             12,499          110%      12,608          116%         109            1%

LONG-TERM LIABILITIES                  26            0%           1            0%         (25)         (96)%

Advances from customers                --                       291            3%         291          100%

STOCKHOLDERS' EQUITY               (1,187)         (10)%     (2,076)         (19)%       (889)         (75)%

LIABILITIES + EQUITY               11,338          100%      10,824          100%        (514)          (5)%

                    GRUPO IUSACELL CELULAR, S.A. DE C.V. AND
                                  SUBSIDIARIES
                    MILLIONS OF MEXICAN PESOS OF DECEMBER 31,
                              2005 PURCHASING POWER
                               (UNAUDITED FIGURES)

                                          4Q04                      4Q05                   Change
                                 ---------------------     ---------------------    --------------------
   QUARTERLY INCOME STATEMENT
Gross Revenues                        106%       1,493          105%       1,885         392          26%
Commissions                            (6)%        (83)          (5)%        (93)        (10)        (12)%
Net Revenues                          100%       1,410          100%       1,792         382          27%

Cost of services                       50%         706           45%         814         108          15%
Handsets' subsidy                      21%         291           14%         255         (35)        (12)%
Total Cost                             71%         996           60%       1,069          73           7%

Gross Profit                           29%         413           40%         723         310          75%

Operating Expenses                     27%         380           23%         406          26           7%
Depreciation and
 Amortization                          30%         429           20%         363         (66)        (15)%
Total Expenses                         57%         809           43%         769         (40)         (5)%

Operating Loss                        (28)%       (395)          (3)%        (46)        349          88%

Operating Profit before
 Depreciation and
 Amortization                           2%          34           18%         317         283        n.m.

(Loss) profit from sale
 of fixed assets and
 other                                 (4)%        (58)           1%          11          69         119%

Comprehensive Financing
 Cost
     Interest Expense -
      Net                             (10)%       (139)          (7)%       (134)          5           3%
     Exchange gain
      (loss)                            8%         120            5%          93         (27)        (22)%
     Gain from net
      monetary position                 1%           8            5%          84          77        n.m.
                                       (1)%        (11)           2%          44          55        n.m.

Loss before taxes                     (33)%       (465)           0%           9         473         102%

Tax Provisions                          1%          20            1%          18          (2)        (11)%
Equity in income (loss)
 of subsidiaries                       (1)%        (14)           0%          --          14        n.a.
Extraordinary item                      0%          --            0%          --          --        n.a.
Minority interest                       0%           3            1%          12           9        n.m.

Net income (loss)                     (32)%       (456)           2%          38         494         108%

                   GRUPO IUSACELL CELULAR, S.A. DE C.V. AND
                                  SUBSIDIARIES
                    MILLIONS OF MEXICAN PESOS OF DECEMBER 31,
                              2005 PURCHASING POWER
                               (UNAUDITED FIGURES)

                                         12M04                     12M05                    Change
                                 ---------------------     ---------------------    ---------------------
  ACCUMULATED INCOME
       STATEMENT

Gross Revenues                        106%       5,360          106%       6,679       1,319           25%
Commissions                            (6)%       (326)          (6)%       (385)        (59)         (18)%
Net Revenues                          100%       5,034          100%       6,295       1,260           25%

Cost of services                       45%       2,283           46%       2,917         635           28%
Handsets' subsidy                      18%         896           10%         654        (242)         (27)%
Total Cost                             63%       3,178           57%       3,571         393           12%

Gross Profit                           37%       1,856           43%       2,724         868           47%

Operating Expenses                     25%       1,283           26%       1,660         377           29%
Depreciation and
 Amortization                          37%       1,863           23%       1,417        (446)         (24)%
Total Expenses                         62%       3,146           49%       3,076         (69)          (2)%

Operating Loss                        (26)%     (1,290)          (6)%       (353)        937           73%

Operating Profit before
 Depreciation and
 Amortization                          11%         573           17%       1,064         490           86%

(Loss) profit from sale
 of fixed assets and other              1%          61           (0)%        (24)        (85)        (139)%

Comprehensive Financing
 Cost
     Interest Expense -
      Net                              (9)%       (462)          (8)%       (503)        (41)          (9)%
     Exchange gain
      (loss)                            1%          31            4%         279         248         n.m.
     Gain from net
      monetary position                 3%         176            2%         119         (57)         (33)%
                                       (5)%       (256)          (2)%       (106)        150           59%

Loss before taxes                     (29)%     (1,484)          (8)%       (482)      1,002           68%

Tax Provisions                         (3)%       (139)          (1)%        (54)         86           64%
Equity in income (loss)
 of subsidiaries                       (0)%        (14)           0%          --          14         n.a.
Extraordinary item                      0%          --            0%          --          --         n.a.
Minority interest                       0%           5            0%           8           2           44%

Net income (loss)                     (32)%     (1,632)          (8)%       (528)      1,104           68%

                    GRUPO IUSACELL CELULAR, S.A. DE C.V. AND
                                  SUBSIDIARIES
                    MILLIONS OF MEXICAN PESOS OF DECEMBER 31,
                              2005 PURCHASING POWER
                               (UNAUDITED FIGURES)

                                        12M04                  12M05                  Change
                                 -------------------    -------------------    --------------------
Cash and cash
equivalents                             2          0%         20          0%         18        n.m.
Customers                             340          3%        313          3%        (27)         (8)%
Due from related
 parties                              516          5%        654          7%        138          27%
Advanced payments and
 other receivables                    259          3%        242          2%        (18)         (7)%
Unamortized handset
 subsidy                                -          0%        441          5%        441        n.a.
Inventories                           340          3%         59          1%       (281)        (83)%

Current assets                      1,458         14%      1,728         18%        270          19%

Fixed assets                        6,700         65%      5,668         58%     (1,032)        (15)%
Goodwill - Net                      1,667         16%      1,667         17%         --           0%
Other assets                          461          4%        715          7%        254          55%

Total assets                       10,285        100%      9,777        100%       (508)         (5)%

Suppliers                             328          3%        368          4%         40          12%
Accumulated expenses
 and other payables                 1,152         11%      1,343         14%        191          17%
Related parties                       516          5%        540          6%         24           5%
Short-term debt                     4,789         47%      4,410         45%       (379)         (8)%

Short-term liabilities              6,784         66%      6,661         68%       (123)         (2)%

Long-term debt                          0          0%          0          0%         (0)         (3)%

TOTAL LIABILITIES                   6,785         66%      6,661         68%       (123)         (2)%

DEFERRED CREDITS
Advances from customers                --          0%        291          3%        291        n.a.

STOCKHOLDERS' EQUITY                3,501         34%      2,825         29%       (675)        (19)%

LIABILITIES + EQUITY               10,285        100%      9,777        100%       (508)         (5)%

SOURCE  Grupo Iusacell, S.A. de C.V.
    -0-                             02/24/2006
    /CONTACT:  Jose Luis Riera K., Chief Financial Officer,
+011-52-55-5109-5927, or J. Victor Ferrer V., Finance Manager,
+011-52-55-5109-5273, or vferrer@iusacell.com.mx, both of Grupo Iusacell/
    /Web site:  http://www.iusacell.com /